SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                    ----------------------------------


                                FORM 11-K


      (X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

           For the fiscal year ended December 31, 1995

                                  or

      ( )  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
           THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from ___________________

                         Commission file number 1-2360


                         IBM TAX DEFERRED SAVINGS PLAN
                         -----------------------------
                           (Full title of the plan)


                     Manager of Benefits - U.S. Operations
                                     IBM
                                   Route 9
                            Town of Mount Pleasant
                        North Tarrytown, New York 10591
                     -------------------------------------
                             (Address of the plan)



                  INTERNATIONAL BUSINESS MACHINES CORPORATION
                  -------------------------------------------
        (Name of issuer of the securities held pursuant to the plan)

                               Old Orchard Road

                            Armonk, New York 10504
                            ----------------------
             (Address of issuer's principal executive office)

                      REQUIRED INFORMATION



                                                                     Page
                                                                     ----
  Consent of Independent Accountants                                   3
  Report of Independent Accountants                                    4


  Financial Statements:
  ---------------------

  Statements of Net Assets Available for Plan Benefits, with Fund
    Information, as of December 31, 1995 and December 31, 1994         5
  Statement of Changes in Net Assets Available for Plan
    Benefits, with Fund Information, for the year ended
    December 31, 1995                                                  7
  Notes to Financial Statements                                        8

  Supplementary Schedules:
  ________________________

  Schedule I  - Item 27a - Assets Held for Investment Purposes
    at December 31, 1995                                              22
  Schedule II - Item 27d - Schedule of Reportable Transactions        26



                           SIGNATURE



  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                        IBM TAX DEFERRED SAVINGS PLAN


  Dated June 28, 1996                   By:         J. R. Joyce
                                           -------------------------------
                                           (Vice President and Controller)

               CONSENT OF INDEPENDENT ACCOUNTANTS



       We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (33-33458) of the IBM Tax Deferred Savings Plan of our report dated June 17, 1996 appearing on page 4 of this Annual Report on Form 11-K for the year end December 31, 1995.



  PRICE WATERHOUSE LLP

  1177 Avenue of the Americas
  New York, NY 10036
  June 28, 1996

               REPORT OF INDEPENDENT ACCOUNTANTS



  To the Members of the
  IBM Retirement Plans Committee and the
  Participants of the International Business Machines Corporation (IBM) IBM Tax Deferred Savings Plan


     In our opinion, the financial statements as referenced in the Required Information Section on page 2, present fairly, in all material respects, the net assets available for plan benefits of the IBM Tax Deferred Savings Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in supplementary schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PRICE WATERHOUSE LLP



  1177 Avenue of the Americas
  New York, NY  10036
  June 17, 1996




                                                       INTERNATIONAL BUSINESS MACHINES CORPORATION
                                                            IBM TAX DEFERRED SAVINGS PLAN
                                    STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                              AS OF DECEMBER 31, 1995
                                                              (Dollars in thousands)
                                                                                           U.S.
                                       Money  Large Co.  Small Co.     IBM      Fixed     Govt.   Int'l.  Balanced
                                      Market      Index      Stock   Stock     Income      Sec.    Stock    Asset    Loan
                                        Fund       Fund       Fund    Fund       Fund      Fund     Fund     Fund    Fund     Total
                                     -------  ---------  --------- -------  ---------  --------  -------  -------  ------- ---------

Assets:
 Investments at fair value:
  Interest in equity-oriented
   General Employee Benefit
   Trust pooled funds
   (cost: $3,436,696)                         2,600,587 1,238,699                               358,819  209,990           4,408,095
  Interest in short-term investment-
   oriented General Employee Benefit
   Trust pooled funds
   (cost: $327,791)                  314,589                       13,193                                      9             327,791
  Investment contracts
   (cost: $3,528,652)                                                      3,424,025                     104,627           3,528,652
  Interest in U.S. Gov't Securities-
   oriented General Employee Benefit
   Trust pooled funds
   (cost: $87,235)                                                                     59,964             34,906              94,870
  IBM Common Stock (cost: $441,245)                               524,270                                                    524,270
                                     -------  --------- --------- -------  ---------   ------   -------  --------  -------  --------
    Total investments                314,589  2,600,587 1,238,699 537,463  3,424,025   59,964   358,819  349,532           8,883,678

 Income and sales proceeds receivable  1,597                           49        (18)                         43               1,671
 Contributions receivable (payable)       68        122        34     139         27        2       (17)      17                 392
 Loans receivable                                                                                                 258,078    258,078
 Transfers receivable (payable)         (315)      (293)    1,002   1,510     (2,733)    (176)      282      143      580
 Reinstatements receivable                 4          3                          296                  1               426        730
                                     -------  --------- --------- -------  ---------   ------   -------  -------  -------  ---------
    Total assets                     315,943  2,600,419 1,239,735 539,161  3,421,597   59,790   359,085  349,735  259,084  9,144,549

Liabilities:

 Expenses payable                        134        630       422     229      1,136       23       168      101               2,843
 Investments purchased                                8         9   1,796          4                  2        1               1,820
                                     -------  --------- --------- -------  ---------   ------   -------  -------  -------  ---------
    Total liabilities                    134        638       431   2,025      1,140       23       170      102               4,663
                                     -------  --------- --------- -------  ---------   ------   -------  -------  -------  ---------
 Net assets available for plan
       benefits                      315,809  2,599,781 1,239,304 537,136  3,420,457   59,767   358,915  349,633  259,084  9,139,886
                                     =======  ========= ========= =======  =========   ======   =======  =======  =======  =========



The accompanying notes are an integral part of this financial statement.




                                                    INTERNATIONAL BUSINESS MACHINES CORPORATION
                                                          IBM TAX DEFERRED SAVINGS PLAN
                                  STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                             AS OF DECEMBER 31, 1994
                                                              (Dollars in thousands)
                                                                                            U.S.
                                        Money  Large Co.  Small Co.     IBM      Fixed     Govt.   Int'l. Balanced
                                       Market      Index      Stock   Stock     Income      Sec.    Stock    Asset   Loan
                                         Fund       Fund       Fund    Fund       Fund      Fund     Fund     Fund   Fund      Total
                                      -------  ---------  --------- -------  ---------  --------  -------  -------  ------     -----



Assets:
 Investments at fair value:
  Interest in equity-oriented
   General Employee Benefit
   Trust pooled funds
   (cost: $2,906,006)                          1,793,598   812,908                                337,231                  2,943,737
  Interest in short-term investment-
   oriented General Employee Benefit
   Trust pooled funds
   (cost: $313,738)                   288,807        793     4,286    1,610     12,250       119    2,023    3,850           313,738
  Investment contracts
  (cost: $3,376,832)                                                         3,376,832                                     3,376,832
  Interest in U.S. Gov't Securities-
   oriented General Employee Benefit
   Trust pooled funds
   (cost: $62,554)                                                                        63,074                              63,074
  IBM Common Stock
   (cost: $327,867)                                        356,735                                                           356,735
                                      -------  ---------  --------  -------  ---------  --------  -------  ------- ------ ----------
   Total investments                  288,807  1,794,391   817,194  358,345  3,389,082    63,193  339,254    3,850         7,054,116
 Income and sales proceeds receivable   1,352                   49        9     18,563                  4       18            19,995
 Contributions receivable (payable)      (107)        21       (29)    (527)       960       (27)      30     (237)               84
 Loans receivable                                                                                                  251,178   251,178
 Transfers receivable (payable)          (382)       229       640      627     (3,153)        8      704      303   1,024
 Balanced Asset Fund allocation                  (75,838)  (18,954)            (57,012)  (19,012) (18,805) 189,621
                                      -------  ---------   -------  -------  ---------   -------  -------  ------- ------- ---------
   Total assets                       289,670  1,718,803   798,900  358,454  3,348,440    44,162  321,187  193,555 252,202 7,325,373
Liabilities:
 Expenses payable                        (167)       (58)       32     (310)       756       (46)     (37)      25               195
 Investments purchased                     (1)        (5)    3,440    1,407         (9)                 1                      4,833
                                      -------  ---------   -------  -------  ---------   -------  -------  ------- -------  --------
    Total liabilities                    (168)       (63)    3,472    1,097        747       (46)     (36)      25             5,028
                                      -------  ---------   -------  -------  ---------   -------  -------  ------- -------  --------
 Net assets available for plan
       benefits                       289,838  1,718,866   795,428  357,357  3,347,693    44,208  321,223  193,530 252,202 7,320,345
                                      =======  =========   =======  =======  =========   =======  =======  ======= ======= =========


  The accompanying notes are an integral part of this financial statement.

                                                                                6



                                                       INTERNATIONAL BUSINESS MACHINES CORPORATION
                                                              IBM TAX DEFERRED SAVINGS PLAN
                                                           STATEMENT OF CHANGES IN NET ASSETS
                                                   AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION
                                                          FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                (Dollars in thousands)
                                                                                        U.S.
                                    Money   Large Co.  Small Co.    IBM       Fixed     Govt   Int'l   Balanced
                                   Market      Index      Stock    Stock     Income     Sec.    Stock     Asset      Loan
                                     Fund       Fund       Fund     Fund       Fund     Fund     Fund      Fund      Fund      Total
                                  -------  ---------  ---------  -------  ---------   ------  -------  --------  --------  ---------


  Additions:
    Participant contributions      34,134    126,698    103,286   41,214    166,805    6,219   41,339    23,474       426    543,595
    Employer contributions         14,322     42,722     34,022   14,261     56,786    2,114   13,197     7,933              185,357
    Transfer of Balanced Asset
      Fund contributions                       4,486                                   1,121    1,121    (6,728)
    Participant loan repayments     7,647     35,803     24,092   13,521     57,133    1,407    8,256     4,356  (152,215)
    Participant directed transfer
      of investments, net         (25,486)   101,906     60,283   36,951   (211,139)   4,236  (55,685)   88,934
                                  -------  ---------  ---------  -------  ---------   ------  -------  --------  --------  ---------
    Total contributions
      and transfers                30,617    311,615    221,683  105,947     69,585   15,097    8,228   117,969  (151,789)   728,952
                                  -------  ---------  ---------  -------  ---------  -------  -------  --------  --------  ---------
    Interest and dividend
      income from investments      18,552         13     19,886    6,537    225,904        1       20     5,333    19,527    295,773

    Unrealized and realized gain
      on investments, net                    673,989    251,880   91,144               5,163   47,177    43,838            1,113,191
                                  -------  ---------  ---------  -------  ---------  -------  -------  --------  --------  ---------
       Total additions             49,169    985,617    493,449  203,628    295,489   20,261   55,425   167,140  (132,262) 2,137,916
                                  -------  ---------  ---------  -------  ---------  -------  -------  --------  --------  ---------
  Reductions:
    Distributions to participants  16,473     71,888     30,562    8,938    149,877    2,497   11,096     6,296    19,181    316,808
    Transfer to/(from) other
      benefits plans, net          (4,077)    71,977       (523)     183     (1,474)  19,918   19,089  (112,414)      (36)   (7,357)
    Balanced Asset Fund alloc.               (75,838)                                (19,012) (18,805)  113,655
    Loans to participants          10,290     34,510     18,486   14,112     70,649    1,212    5,814     3,216  (158,289)
    Administrative expenses           512      2,165      1,048      616      3,673       87      539       284                8,924
                                  -------  ---------  ---------  -------  ---------  -------  -------  --------  --------  ---------
    Total reductions               23,198    104,702     49,573   23,849    222,725    4,702   17,733    11,037  (139,144)   318,375
                                  -------  ---------  ---------  -------  ---------  -------  -------  --------  --------  ---------
    Increase in net
      assets during the year       25,971    880,915    443,876  179,779     72,764   15,559   37,692   156,103     6,882  1,819,541
    Net assets available for plan
      benefits:
      Beginning of year           289,838  1,718,866    795,428  357,357  3,347,693   44,208  321,223   193,530   252,202  7,320,345
                                  -------  ---------  ---------  -------  ---------  -------  -------  --------  --------  ---------
      End of year                 315,809  2,599,781  1,239,304  537,136  3,420,457   59,767  358,915   349,633   259,084  9,139,886
                                  =======  =========  =========  =======  =========  =======  =======  ========  ========  =========



  The accompanying notes are an integral part of this financial statement.


                                                                                                                                   7

             INTERNATIONAL BUSINESS MACHINES CORPORATION

                    IBM TAX DEFERRED SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS



  NOTE 1 - DESCRIPTION OF THE PLAN:

     The International Business Machines Corporation ("IBM") Tax Deferred Savings Plan (the "Plan") offers all qualifying active regular or part-time employees of IBM and certain of its domestic subsidiaries an opportunity to defer up to twelve percent of their compensation (up to nine percent prior to January 1, 1995), subject to the legal limit allowed by IRS regulations, which IBM will contribute on their behalf to any of eight investment funds. The investment objectives of these funds are described in Note 3. The Plan was established by resolution of IBM's Retirement Plans Committee effective July 1, 1983 and is held in trust for the benefit of its participants.

     Beginning in 1994, the Plan includes the employees of Technology Service Solutions (TSS), a less than wholly-owned subsidiary of IBM. The provisions of the Plan for TSS employees are identical to those of the other Plan participants except for the matching deferral, which is one hundred percent of each participant's deferral up to a maximum of seven percent of eligible compensation.

     The Plan is intended to qualify as a profit-sharing plan under the Internal Revenue Code of 1954, as amended, and is subject to the provisions of the Employees Retirement Income Security Act of 1974 ("ERISA"), as amended.


  Administration:

     The Plan is administered by IBM's Retirement Plans Committee which has appointed officials of IBM as plan administrators to assist in administering the Plan. The IBM Retirement Plans Committee has also appointed Bankers Trust Company as Trustee to safeguard the assets of the various funds, and outside investment managers to direct investments in the various funds. In addition, through 1993 IBM acted as the investment manager for the Small Company Stock Fund, International Stock Fund, and U.S. Government Securities Fund, and negotiated contracts with the respective financial institutions for Fixed Income Fund investments. Effective March 1, 1994, management of the U.S. Government Securities Fund was transferred to Bankers Trust Company; effective May 13, 1994, management of the Small Company Stock Fund was transferred to State
Street Global Advisors, the institutional investment management affiliate of State Street Bank and Trust Company, and management of the International
Stock Fund was transferred to Bankers Trust Company.

Contributions and participants' equity:


Contributions are made to the Plan by IBM on behalf of each participant based upon the participant's elected compensation deferral. Participants may elect to defer up to twelve percent of their eligible compensation (up to nine percent prior to January 1, 1995), subject to the legal limit allowed by IRS regulations.


     IBM's matching deferral is fifty percent (thirty percent prior to January 1, 1995) of each participant's deferral up to a maximum of six percent (five percent prior to January 1, 1995) of a participant's eligible compensation. Participants may choose to have their contributions invested entirely in any one of, or in any combination of, the following funds in 5 percent multiples: Money Market Fund, Large Company Index Fund, Small Company Stock Fund, IBM Stock Fund, Fixed Income Fund, U.S. Government Securities Fund, International Stock Fund, and Balanced Asset Fund. These funds and their investment objectives are more fully described in Note 3. Contributions are temporarily invested in short-term investments and are then allocated to the funds selected by the participant. Participants may elect to change their investment selection for future contributions during any payroll period. Also, the participant may transfer part or all of existing account balances among funds in the Plan on a daily basis effective May 18, 1995 (previously on a weekly basis), except that participant balances in the Fixed Income Fund may not be transferred directly into the Money Market Fund or U.S. Government Securities Fund, and if transferred to an equity fund may not subsequently be transferred to the Money Market Fund or U.S. Government Securities Fund for three months. The Trustee maintains an account in the name of each participant to which the Trustee records each participant's contributions and share of the net earnings, losses and expenses, if any, of the various investment funds. The earnings on the assets held in each of the funds and all proceeds from the sale of such assets are held and reinvested in the respective funds.

     The interest of each participant in each of the funds is represented by units/shares credited to the participant's account.


     The initial unit value of each fund (excluding the IBM Stock Fund), on the first valuation date, was equivalent to $1.00. On each succeeding valuation date, the unit value of each fund is determined by dividing the value of the fund on that date by the number of outstanding units in the fund. In determining the unit value, new contributions that are to be allocated as of the valuation date are excluded from the calculation. The number of additional units to be credited to a participant's account for each fund, due to new contributions, is equal to the amount of the participant's new contributions to the fund divided by the unit value for the applicable fund as determined on the valuation date.

     For the IBM Stock Fund, the initial valuation price per share was $106.125 (March 30, 1990 closing price). On each succeeding valuation date, the valuation price per share for the IBM Stock Fund is the closing price of IBM stock as reported on the New York Stock Exchange Composite tape for that date. This valuation price, applied to the participant's whole and fractional shares, and cash awaiting investment in IBM stock comprise the participant's equity in the Fund. Effective May 18, 1995, the IBM Stock Fund changed from share accounting to unit value accounting to provide for daily settlement of fund transactions.

     At December 31, 1995 and 1994 the number of participants in the Plan approximated 188,000 and 182,000, respectively. The number of individuals participating in each of the Plan's funds at December 31, 1995, were approximately:

               Money Market                      51,000
               Large Company Index              124,000
               Small Company Stock               98,000
               IBM Stock                         44,000
               Fixed Income                     136,000
               U.S. Government Securities        15,000
               International Stock               46,000
               Balanced Asset                    27,000

     Contributions made to the Plan and interest, dividends or other earnings of the Plan are not includable in gross income of the participant until withdrawal, at which time all earnings and contributions withdrawn are generally taxed as ordinary income to the participant. Additionally, withdrawals by the participant before attaining age 59 1/2 are generally subject to a penalty tax of 10%.

     Consistent with provisions established by the IRS, a 1995 annual limit of $9,240 was set on employee deferrals under salary deferral plans, such as the IBM Tax Deferred Savings Plan.

  Vesting:

     Participants in the Plan are at all times fully vested in their account balance, including deferred compensation, matching contributions and earnings thereon.

  Distribution:

     A participant who has attained age 59 1/2 may request a cash distribution of all or part of the value of the participant's account. The minimum amount of any such distribution shall be the lesser of the participant's account balance or $500. In the event that the participant retires under the IBM Retirement Plan or becomes eligible for benefits under the IBM Long-Term Disability Plan, the participant may elect to receive the balance of the par-ticipant's account in a specified number of annual cash installments over a period not to exceed ten years or to defer payment, whether lump-sum or installment, until age 70 1/2.

     Upon the death of a participant, the value of the participant's account will be distributed to the participant's beneficiary in a lump-sum cash payment. If the participant is married, the beneficiary will be the participant's spouse. If the participant is single, the beneficiary will be as designated under the IBM Group Life Insurance Plan (unless the participant has assigned ownership of such insurance). In the absence of an effective designation under the Plan at the time of death, the proceeds will normally be paid in the following order: the participant's spouse, the participant's children in equal shares, or to surviving parents equally. If no spouse, child, or parent is living, payments will be made to the executors or administrators of the participant's estate.

     Participants may borrow, subject to additional limitations relative to prior loans, up to one-half of the value of the participant's account balance, but not to exceed $50,000. The loan shall bear a fixed rate of interest, set quarterly, for the term of the loan, determined by the plan administrator to be
1.25 percent above the prime rate. Repayment of a loan shall be made through monthly payroll deductions over a term of one to four years. (Effective July 1, 1994, participants may prepay the entire remaining loan principal after three regular monthly payments have been made). Employees on an approved leave of absence may elect to make monthly loan payments directly to the Trustee. Partic-ipants may continue to contribute to the Plan while having an outstanding loan, provided that the loan is not in default.

     Prior to July 1, 1994, all outstanding loans were due and payable as of the last date of employment in the case of retirement, separation, or death. In the event payment was not made within forty-five days of notification by the Trustee, the participant was deemed to have received a distribution from the Plan in an amount equal to the remaining outstanding principal and accrued interest on the loan. Participants who retire or separate from IBM on or after July 1, 1994, and have outstanding Plan loans, are no longer required to pay off their loans within forty-five days of notification by the trustee. By choosing automated loan repayments or coupon payment options, retirees and other employees separating from IBM can continue monthly loan repayments according to their original amortization schedule.

     The number of outstanding loans at December 31, 1995 and 1994 was 49,077 and 51,027, respectively. Interest rates on outstanding loans at December 31, 1995 ranged from 7.0% to 10.25%.

  Termination of service:

     The value of the participant's account will be distributed to the participant in a lump-sum cash payment as soon as practical following the termination of the participant's employment with IBM for any reason other than retirement, medical disability or death. If the account balance is greater than $3,500 at the time of separation, the participant may elect to defer distribution of the account until age 70 1/2.

  Termination of the Plan:

     IBM reserves the right to terminate this Plan at any time by action of its Retirement Plans Committee. In such event, each participant or beneficiary receiving or entitled to receive payments under the Plan will receive the balance of his or her account at such time and in such manner as the Retirement Plans Committee shall determine at its discretion.

     In the event of a full or partial termination of the Plan, or upon complete discontinuance of contributions under the Plan, the rights of all affected participants in the value of their accounts will be nonforfeitable.


  NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  Valuation of investments:

     The fair value of the net assets of the Plan is based on the estimated fair values of the underlying assets and liabilities.

     Investments in registered investment companies and pooled funds are valued at the net asset values per share as quoted by such companies or funds as of the valuation date. Investments in insurance and group annuity contracts and fixed rate time deposits are valued at the cost of amounts contributed plus interest paid and reinvested. United States Government Treasury Securities and common stocks, including IBM stock, are valued at quoted market prices. Interest accrued on investments is recorded separately as interest receivable until paid and reinvested.

  Security transactions and related investment income:

     Security transactions are recorded on a trade-date basis. Realized gains and losses on sales of securities are based on average cost at the time of sale. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Administrative expenses and investment management fees:

     All administrative costs of the Plan are paid by the Plan. This includes:
(a) brokerage fees and commissions which are included in the cost of investments when purchased and in determining net proceeds on sales of investments (b) investment management fees which are paid from the respective fund's assets (such fees consist of fixed annual charges, with the exception of the Large Company Index Fund and Money Market Fund, which are based on a percentage of net asset value) (c) operational expenses required for administration of the Plan consisting of trustee, recordkeeping, participant reports and communications, and service center expenses, which are expenses charged against the fund's assets on a pro rata basis throughout the year.

  NOTE 3 - DESCRIPTION OF INVESTMENT FUNDS:

     The eight investment funds to which employees have contributed monies are described below.

     Money Market Fund - Preservation of principal, liquidity and a variable rate of income based on current market interest rates.

     Investments in the Money Market Fund are managed by the Bankers Trust Company.

     Investments are made in a diversified portfolio of high-quality money market instruments with average maturity dates not exceeding 91 days from the date of purchase. Twenty percent of the value of the fund may be invested in instruments with maturities not to exceed 182 days. At all times not less than twenty percent of the remaining assets of the fund must be composed of cash, demand obligations and assets that mature on the next business day.

     The fund in which monies are invested is the Bankers Trust Company's Discretionary Short-term Investment Fund.

     Large Company Index Fund - Long term growth of capital with a market rate of return from a diversified group of large- and medium-sized company stocks.

     This fund invests in a broad range of common stocks through Bankers Trust Company's Large Capitalization Equity Index Fund which is designed to produce investment results approximating the price and yield performance of the Standard & Poor's Composite Index of 500 Stocks (S & P 500). The S & P 500 Index is composed of 500 selected common stocks, most of which are listed on the New York Stock Exchange. Standard and Poor's, a financial services corporation, chooses the stocks to be included in the index solely on a statistical basis, by which it seeks to represent a cross-section of industry sectors and companies within each sector.

  Investments in the Large Company Index Fund are managed by the Bankers Trust Company.

  Small Company Stock Fund - Long term growth of capital from a diversified group of medium- and small-company common stocks.

  This fund invests in a broad range of common stocks to produce in-vestment results approximating the price and yield performance of medium- and small-company common stocks generally not represented in the Standard & Poor's 500 Index. Investors can use this fund as a complement to the Large Company Index Fund to attain exten-sive coverage of the total U.S. equity market. Dividends paid on common stocks in the portfolio are reinvested in the fund.

  The Small Company Stock Fund may not have as close a correlation to its market segment rate of return as the Large Company Index Fund. This results from higher transaction costs associated with trading in medium- and small-company stocks and from the fund not investing in every company.

  Effective May 13, 1994, management of the Small Company Stock Fund was assumed from IBM by State Street Global Advisors, the institu-tional investment management affiliate of State Street Bank and Trust Company.

  IBM Stock Fund - Direct investment in IBM common stock, with divi-dends being reinvested in additional shares of IBM common stock.

  The IBM Stock Fund permits the participant to have contributions invested in IBM $1.25 par value common stock, or to have existing account balances transferred into this fund so as to be invested in such IBM common stock. The return on the participant's invest-ment will be determined by the market price of IBM common stock and by the amount of any dividends paid thereon.

  Assets invested in the IBM Stock Fund will be expressed in whole and fractional shares (in units effective May 18, 1995, to allow for daily settlement of fund transactions). In addition, interest will be earned on money that is in the participant's account awaiting investment in IBM common stock.

  An investment in a single stock is generally more risky than in-vesting in a broadly diversified group of stocks.

  Effective January 1, 1995, IBM corporate officers became eligible to participate in the IBM Stock Fund.

     Fixed Income Fund - Preservation of principal with a relatively stable and predictable rate of interest.

     Investments consist of interest-bearing instruments, including corporate and U.S. government securities, bank time deposits, and contracts with insurance companies, banks, and other financial institutions.

     The investments in this fund may have fixed rates of interest for fixed periods of time, or may have rates of interest that vary during the contract period based upon the contract issuer's investment experience for the assets or pooled assets supporting the contract or upon another formula applicable under the contract.

     Investment contracts with insurance companies and other financial institutions require the repayment of principal plus interest as determined under the contract. Certain of the investment contracts are held in trusts owned by the Plan, and managed by insurance companies or financial institutions. Such investment contracts provide for return of principal and interest earned, with interest rates being fixed quarterly. The contract value of the investments held in trusts is $2,078,123,243, fair value being $2,063,402,258. IBM will take steps to place investments with highly rated institutions, but cannot guarantee the return of either principal or interest.

     U. S. Government Securities Fund - A market rate of return with effectively no credit risk by investing primarily in short-term U.S. Treasury notes and bonds.

     The U.S. Government Securities Fund, invests primarily in a diversified portfolio of U.S. Treasury notes and bonds that have an average maturity between one and three years. It is designed to approximate the composite investment results of U.S. Treasury securities having similar remaining maturities. The fund may also invest in U.S. government agency securities which are guaranteed as to principal and interest by the U.S. Government.

     U.S. government securities, while secure as to payment of principal at maturity, can fluctuate in market value in the interim because of changes in prevailing interest rates. Therefore, any withdrawals, distributions or transfers from the U.S. Government Securities Fund will be subject to some market value variability.

     Effective March 1, 1994, Bankers Trust Company assumed management of the U.S. Government Securities Fund.

     Effective May 1, 1996, the U.S. Government Securities Fund was closed to new contributions. On June 28, 1996 the U.S. Government Securities Fund will be closed; any balances remaining in the U.S. Government Securities Fund at that time will be automatically transferred to the Fixed Income Fund. (Refer to Note 8 - Subsequent Events).

     International Stock Fund - Long-term capital growth with a market rate of return from a diversified group of equity holdings in the major stock markets of Europe and Asia/Pacific.

     These Equity market investments are based on the Morgan Stanley Capital International Europe, Australia, and Far East (EAFE) Index, with a modified country weighting that limits investments in securities of any one country to approximately 25% of the fund. In order to reduce long-term volatility and operating costs, the fund may also invest in stock index futures and other contracts structured to obtain similar results. Dividend income is reinvested in the fund.

     The International Stock Fund is designed to broaden and supplement plan investment options by offering a way to participate in foreign equity markets, while maintaining diversification within and across different assets classes.

     Like U.S. equities, foreign equities are subject to price fluctuations. In addition, they are impacted by other factors such as foreign currency exchange fluctuations that affect the dollar value of the fund.

     The International Stock Fund may not have as close a correlation to the modified EAFE Index as the Large Company Index Fund does to the S&P 500 Index. This results from the higher transaction costs of trading in foreign markets, and not investing in every company in the EAFE Index.

     Balanced Asset Fund - Long-term returns consistent with preservation of capital through a combination of equity and fixed income investment options available in the Plan.

     A single investment (payroll contribution or fund transfer) in this fund will automatically be allocated among the following five TDSP investment options, while maintaining the target allocations as shown: Large Company Index Fund - 40%, Small Company Stock Fund - 10%, International Stock Fund - 10%, Fixed Income Fund - 30%, and U.S. Government Securities Fund - 10%. This fund will be rebalanced each month to maintain the target allocations, as the value of the underlying investment funds fluctuates.

     The Balanced Asset Fund is designed to blend the long-term performance of equity and fixed income investments. Although the fund's value may fluctuate, its diversification among equity and fixed income investments can potentially improve stability of returns over the long-term.

  NOTE 4 - PLAN TRANSFERS:

     The transfers below represent the participants' account balances attributable to employees transferred to(from) IBM:

     Effective September 29, 1989 an agreement was finalized establishing ROLM Systems as part of Siemens and ROLM Company as a joint venture between IBM and Siemens. Under this agreement, IBM heritage employees working at ROLM/Siemens could return to and/or retire from IBM. If said employees chose to return to IBM, they could exercise the option to transfer their "pre-tax" ROLM/Siemens 401(K) assets into the IBM Plan. As a result of this transaction, there were net transfers of cash and securities of $28,179 and $265,283 during 1995 and 1994, respectively, between the plans established for these companies.

     Effective January 1, 1992, approximately 200 employees of Continental
Bank were transferred to IBM's wholly owned subsidiary, Integrated Services Solutions Corporation (ISSC) as a result of an outsourcing agreement between ISSC and Continental Bank. There were net transfers of cash and securities of $(2,752,466) and $3,160,523 during 1995 and 1994, respectively, between the Plan and a similar savings plan established by Continental Bank.

     On March 1, 1994, IBM completed the sale of its Federal Systems Company to Loral Corporation, effective January 1, 1994. As a result of this transaction, there were net transfers of cash and securities of $97,869 and $(158,716,147) during 1995 and 1994, respectively between the Plan and a similar savings plan established by Loral Corporation.

     On February 8, 1995, IBM Credit Corporation acquired all of the issued and outstanding stock of Chrysler Systems, Inc. and certain of its affiliates. As a result of this transaction, there were net transfers of cash and securities of $4,016,139 between the Plan and a similar savings plan established by Chrysler Systems, Inc.

     On December 31, 1994, Metaphor, a wholly-owned IBM subsidiary, was dissolved and its 401(k) savings plan was merged into the IBM Tax Deferred Savings Plan. As a result, there were net transfers of cash and securities of $2,984,604 into the Plan during 1995.

  NOTE 5 - INCOME TAXES:

     The Trust established under the Plan is qualified under the appropriate section of the Internal Revenue Code and intends to continue as a qualified trust. The Plan received a favorable determination letter from the IRS on June 14, 1993. In management's opinion, the Plan, since June 14, 1993, continues to qualify under the Internal Revenue Code. Accordingly, a provision for federal income taxes has not been made.

  NOTE 6 - TDSP INVESTMENT VALUATIONS:

  The following schedules summarize the fair value of investments, and the related net unrealized and realized gain/loss on investments by type of investment (dollars in thousands):

                                                  Fair value determined by
                                           ----------------------------------
  December 31, 1995:                           Quoted
                                               market   Estimates
                                               prices  of Trustee       Total
                                           ----------  ----------  ----------


  Interest in equity-oriented General      $4,408,095              $4,408,095
   Employee Benefit Trust pooled funds

  Interest in short-term investment-
   oriented General Employee Benefit
   Trust pooled funds                         327,791                 327,791

  Investment contracts                                 $3,528,652   3,528,652

  Interest in U.S. Government Securities-
   oriented General Employee Benefit Trust
   pooled funds                                94,870                  94,870

  IBM common stock                            524,270                 524,270
                                           ----------  ----------  ----------
       Total                               $5,355,026  $3,528,652  $8,883,678
                                           ==========  ==========  ==========

  December 31, 1994:

  Interest in equity-oriented General
   Employee Benefit Trust pooled funds     $2,943,737              $2,943,737

  Interest in short-term investment-
   oriented General Employee Benefit
   Trust pooled funds                         313,738                 313,738

  Investment contracts                                 $3,376,832   3,376,832

  Interest in U.S. Government Securities-
   oriented General Employee Benefit Trust
   pooled funds                                63,074                  63,074


  IBM common stock                            356,735                 356,735
                                           ----------  ----------  ----------
       Total                               $3,677,284  $3,376,832  $7,054,116
                                           ==========  ==========  ==========

  Net Unrealized and Realized Gain (Loss) on investments (dollars in thousands):

                                        For the year ended
                                         December 31, 1995
                                        __________________

  Investments at fair value
   determined by quoted market
   price:

  Interest in equity-oriented General
   Employee Benefit Trust pooled funds        $1,016,884

  U.S. Government Treasury Securities              5,163

  IBM common stock                                91,144
                                              ----------
       Total                                  $1,113,191
                                              ==========

  NOTE 7 - RELATED PARTY TRANSACTIONS


     At December 31, 1995, a majority of the Plan's assets are invested in Bankers Trust Company Funds. Bankers Trust also acts as the trustee and recordkeeper for the Plan.

     At December 31, 1995, the Plan held 5,737,561 shares of IBM common stock valued at $524,269,636.

  NOTE 8 - SUBSEQUENT EVENTS


     Effective January 1, 1996, the Plan will accept rollovers of "pre-tax savings" from other employers' qualified plans, or from IRA's set up for employer qualified plan distributions.

     Effective May 1, 1996 a new fund, the Total Bond Market Fund, managed by State Street Global Advisors, became available as an investment option. The Total Bond Market Fund seeks investment results that modestly exceed the total return of the Lehman Brothers Aggregate Bond Index, a broad market-weighted index comprised of U.S. Treasury and agency securities, corporate investment-grade bonds and mortgage-backed securities, each with maturities greater than one year.

  Effective June 28, 1996, the U.S. Government Securities Fund (USGSF) will be closed. Contributions to the USGSF were suspended on May 1, 1996. Participants with balances in the USGSF must transfer these balances into other investment funds by June 28, 1996. Any balances remaining in the USGSF on June 28, 1996 will automatically be transferred to the Fixed Income Fund on that day. With the closing of the USGSF, the ten percent Balanced Asset Fund allocation previously targeted for the USGSF will be directed to the Total Bond Market Fund.



  NOTE 9 - SCHEDULE OF UNIT/SHARE VALUES AND PARTICIPANT UNITS/SHARES (FUND UNITS IN THOUSANDS):

  The following is a schedule of the TDSP individual fund unit/share values and participant units/shares as calculated by the
  Trustee based on each weekly valuation date (daily valuation date as of May 1995):

               Money Market  Large Company Small Company  Fixed Income     U.S. Gov't.     IBM Stock      Balanced     Int'l Stock
                   Fund       Index Fund    Stock Fund       Fund          Sec. Fund         Fund *      Asset Fund       Fund
               ------------- ------------- -------------- --------------- ------------  -------------- -------------- -------------
                                                                                          Unit/
               Unit          Unit          Unit           Unit            Unit          Share  Units/  Unit           Unit
               value   Units value   Units value    Units Value     Units Value  Units  Value  Shares  Value    Units Value   Units
               ----- ------- ----- ------- -----  ------- ----- --------- ----- ------ ------  ------- -----  ------- ----- -------

Month in 1995:
  January      $2.49 117,856 $6.41 276,726 $1.62  496,429 $2.26 1,496,781 $1.14 39,616 $ 79.44   5,227 $1.12  173,338 $1.15 259,799
  February      2.50 118,622  6.60 278,725  1.67  499,477  2.27 1,505,903  1.16 40,293   82.75   5,191  1.14  174,897  1.17 253,705
  March         2.51 119,962  6.90 281,144  1.71  507,382  2.29 1,514,466  1.17 41,552   89.85   5,365  1.17  177,344  1.23 253,298
  April         2.52 120,287  7.11 284,767  1.74  509,649  2.30 1,506,456  1.18 42,205  100.42   5,591  1.19  180,962  1.30 255,244
  May           2.53 121,132  7.03 287,334  1.78  511,873  2.31 1,507,751  1.20 43,446    1.00 519,376  1.21  185,214  1.28 259,044
  June          2.55 121,227  7.47 288,823  1.86  515,922  2.32 1,502,008  1.20 44,594    1.03 539,093  1.23  189,578  1.27 258,699
  July          2.56 121,365  7.72 292,279  1.97  529,079  2.34 1,484,360  1.21 45,414    1.17 548,645  1.26  197,253  1.34 258,609
  August        2.57 121,297  7.74 294,360  2.01  543,027  2.35 1,482,601  1.21 46,358    1.11 537,717  1.26  204,496  1.29 259,281
  September     2.58 120,439  8.06 296,640  2.05  558,526  2.36 1,476,160  1.22 46,222    1.02 509,260  1.29  208,183  1.32 256,017
  October       2.60 122,200  8.04 299,649  2.00  570,575  2.37 1,458,025  1.23 46,855    1.05 527,096  1.29  232,163  1.30 256,658
  November      2.61 120,986  8.39 302,759  2.09  580,171  2.39 1,438,589  1.24 46,894    1.04 533,740  1.32  252,869  1.32 258,133
  December      2.62 119,966  8.55 303,706  2.11  583,983  2.40 1,426,435  1.25 47,702     .99 541,417  1.34  259,940  1.37 260,421

Month in 1994:
  January      $2.38 118,451 $6.33 294,333 $1.70  542,097 $2.12 1,452,081 $1.12 46,875  $56.50  2,989  $1.l0  156,318 $1.22 198,093
  February      2.38 116,452  6.11 293,586  1.66  538,764  2.13 1,440,405  1.12 44,839   52.88  3,141   1.08  183,466  1.17 230,962
  March         2.39 116,892  5.90 292,847  1,59  541,191  2.14 1,446,286  1.12 44,967   54.63  3,104   1.06  188,673  1.14 238,241
  April         2.40 120,402  5.98 291,287  1.62  537,704  2.16 1,468,241  1.11 45,407   57.50  3,173   1.07  189,299  1.17 236,782
  May           2.41 120,778  6.20 289,718  1.61  538,092  2.17 1,478,052  1.12 43,666   63.00  3,220   1.08  187,531  1.17 246,427
  June          2.42 120,437  5.92 290,068  1.54  541,432  2.18 1,478,491  1.12 43,279   58.73  3,404   1.06  189,986  1.17 249,458
  July          2.43 120,230  6.12 289,199  1.58  536,470  2.19 1,485,226  1.13 42,902   61.88  3,473   1.09  189,552  1.23 253,343
  August        2.43 120,173  6.33 287,952  1.64  518,684  2.20 1,503,238  1.13 41,854   68.50  3,472   1.11  186,479  1.24 273,429
  September     2.44 120,008  6.08 287,947  1.59  519,149  2.22 1,501,302  1.13 41,560   69.63  3,718   1.09  186,543  1.19 280,577
  October       2.45 120,177  6.29 286,307  1.63  513,742  2.23 1,502,618  1.13 41,422   74.50  4,341   1.11  184,525  1.23 278,814
  November      2.46 120,068  6.06 284,398  1.56  511,839  2.24 1,508,476  1.12 40,098   70.75  4,675   1.08  181,649  1.18 276,362
  December      2.48 116,524  6.23 275,778  1.59  495,358  2.25 1,484,226  1.13 39,014   73.50  4,854   1.10  175,239  1.17 268,675


  * NOTE: Effective May 18, 1995, the IBM Stock Fund changed from share accounting to unit value accounting to provide for daily settlement of fund transactions.


                                                                                                                                21




                                                                      SCHEDULE I

                   INTERNATIONAL BUSINESS MACHINES CORPORATION
                         IBM TAX DEFERRED SAVINGS PLAN
      ITEM 27a - ASSETS HELD FOR INVESTMENT PURPOSES AT DECEMBER 31, 1995

                                               Total                           Fair
                                          Shares/Units or      Cost            Value
                                          Maturity Value   (In Thousands)  (In Thousands)

  Interest in Bankers Trust               _______________  ______________  ______________
  Company Pooled Funds:
  Discretionary Accounts                  327,791,440        $  327,791      $  327,791
                                                             ==========      ==========
  Equity Index Funds                      110,102,938        $3,436,696      $4,408,095
                                                             ==========      ==========
  U.S. Government Securities Index Fund    70,936,688        $   87,235      $   94,870
                                                             ==========      ==========

  Common Stock:

  IBM Stock Fund                            5,737,561        $  441,245      $  524,270
                                                             ==========      ==========
  Investment Contracts:

  Bankers Trust Company
  #90-023         9.05%     7/1/1997       59,389,094        $   59,389       $  59,389

  Bankers Trust Company
  #90-060         8.50%    10/1/1997       35,073,230            35,073          35,073

  Bankers Trust Company
  #91-028         8.20%     4/1/1996       29,060,658            29,061          29,061

  Black Rock
                  7.78%    9/30/1999      101,846,626           101,847         101,847

  Brundage Story & Rose
                  5.78%     1/1/1999       78,424,420            78,424          78,424

  CDC Bric
  BR 130-01       6.48%    10/1/1996       77,412,743            77,413          77,413

  CDC Bric
  BR 130-02       7.42%    10/1/1999       79,061,229            79,061          79,061

  CIGNA
  #25189          6.31%    9/30/1998       51,458,650            51,459          51,459

  CIGNA
  #25193          6.58%    9/30/1999       41,820,161            41,820          41,820




                                               Total                           Fair
                                          Shares/Units or      Cost            Value
  Investment Contracts (Continued):       Maturity Value   (In Thousands)  (In Thousands)
                                          _______________  ______________  ______________


  CIGNA
                  7.73%    9/30/1999       27,011,651       $    27,012     $    27,012

  Citibank
  #0307G          8.27%     4/1/1996       13,458,692            13,459          13,459

  Citibank
  #178360         6.75%     1/1/1999      176,074,469           176,074         176,074

  Citibank
  #178361         4.93%    10/1/1996       76,841,704            76,842          76,842

  Citibank
  #178362         5.17%     1/1/1999       55,703,264            55,703          55,703

  Citibank
  #178364         6.51%     7/1/1999       78,649,842            78,650          78,650

  Citibank
  #178365         7.21%     4/1/1998       26,969,123            26,969          26,969

  CNA Insurance
  GP 13078        8.05%     4/1/1999       43,238,289            43,238          43,238

  Confederation Life Insurance Co.
  #43002          9.32%    6/30/1995       15,999,637            16,000          16,000

  Confederation Life Insurance Co.
  #43005          8.75%     1/2/1996       22,204,493            22,205          22,205

  Connecticut General Life
  #D025146        8.29%     6/1/1999       40,026,192            40,026          40,026

  John Hancock Life Insurance Co.
  GAC #5627       9.03%     7/1/1997       27,363,106            27,363          27,363

  Hartford Life
                  8.08%    3/31/1999       53,994,003            53,994          53,994

  J. P. Morgan, Delaware
  #881220         8.19%   12/31/1995       34,337,078            34,337          34,337

  J. P. Morgan, Delaware
  #681220          8.36%    7/1/1996       34,364,316            34,364          34,364

  Loomis Sayles
                   5.79%    9/1/1998       53,064,747            53,065          53,065





                                               Total                           Fair
                                          Shares/Units or      Cost            Value
  Investment Contracts (Continued):       Maturity Value   (In Thousands)  (In Thousands)
                                          _______________  ______________  ______________


  Metropolitan Life Insurance Co.
  MM-70834         6.95%  12/31/1998       10,788,327       $    10,788     $    10,788

  Metropolitan Life Insurance Co.
  GAC #11862-6     9.03%    1/1/1996       36,052,109            36,052          36,052

  Metropolitan Life Insurance Co.
  GAC #11863-7     9.03%    1/1/1996        5,145,481             5,145           5,145

  Metropolitan Life Insurance Co.
  GAC #13630       5.20%    4/1/1998       78,535,770            79,536          79,536

  Metropolitan Life Insurance Co.
  GAC #13831       6.90%    1/2/1998       60,332,435            60,332          60,332

  Metropolitan Life Insurance Co.
  GAC #13993       8.04%   3/31/1999       43,197,692            43,198          43,198

  New York Life Insurance Company
  GA-06554-001     7.56%    7/1/1997      306,418,609           306,419         306,419

  New York Life Insurance Company
  GA-06554-002     5.35%    1/1/1999       82,494,674            82,495          82,495

  New York Life Insurance Company
  GA-06554-003     7.13%    7/1/1999       63,214,344            63,214          63,214

  Pacific Investment Management Co.
  #242             5.96%   Non-Maturing   100,636,444           100,636         100,636

  Pacific Investment Management Co.
  #915             4.95%   10/1/1996       60,689,629            60,690          60,690

  Pacific Investment Management Co.
  #916             5.95%    1/1/1999       40,523,808            40,524          40,524

  Provident National Assurance Co.
  #020-03459-05A   9.13%   3/31/1996       11,564,836            11,565          11,565

  Prudential Asset Management Co.
  GA-7406          7.03%   3/31/1998       144,643,976          144,644         144,644

  Prudential Asset Management Co.
  GA-7406-212      6.49%   6/30/1999        80,701,071           80,701          80,701





                                               Total                           Fair
                                          Shares/Units or      Cost            Value
  Investment Contracts (Continued):       Maturity Value   (In Thousands)  (In Thousands)
                                          _______________  ______________  ______________


  Prudential Asset Management Co.
  GA-7406-213      7.17%  12/31/1998       103,552,408        $  103,552      $ 103,552

  Prudential Asset Management Co.
  GA-7913          7.45%   3/31/2000       101,834,817           101,835        101,835

  Putnam Management Group
                   6.20%    4/1/1998       268,452,778           268,453        268,453

  Sanford C. Bernstein
                   5.92%    7/1/1998        51,301,653            51,302         51,302

  State Street Global Advisors
  #103177          7.23%   6/30/2000       210,066,971           210,067        210,067

  Union Bank of Switzerland
  #2001            7.81%    1/1/1997        22,428,373            22,428         22,428

  Union Bank of Switzerland
  #2010            7.15%    4/1/1998       210,695,616           210,696        210,696

  Union Bank of Switzerland
  #2071            5.17%   10/1/1998        50,644,479            50,644         50,644

  Union Bank of Switzerland
  #2096            7.98%   12/15/1997       25,328,165            25,328         25,328

  Union Bank of Switzerland
  #2097            8.07%    6/15/1998       25,262,368            25,262         25,262

  UNUM Life Insurance Company
                   8.10%    1/31/1996          297,762               298            298
                                                              __________     __________

                                                              $3,528,652     $3,528,652
                                                              ==========     ==========





                                                                                      SCHEDULE II


                                             INTERNATIONAL BUSINESS MACHINES CORPORATION
                                                   IBM TAX DEFERRED SAVINGS PLAN
                                           ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS*
                                                       DECEMBER 31, 1995
                                                    (Dollars in Thousands)

                                        Acquisitions                               Disposals
                                    ---------------------      --------------------------------------------------
                                                                                                         Realized
                                    Volume        Cost          Volume      Proceeds        Cost          Gain
                                    ------     ----------      -------    ----------     ----------    ----------



  Bankers Trust Discretionary
   Cash Fund
     - Acquisition Transactions        350     $  365,071
     - Disposal Transactions                                       295    $  330,598     $  330,598             -

  Bankers Trust Directed Account
   Cash Fund
     - Acquisition Transactions        414     $1,387,011
     - Disposal Transactions                                       523    $1,381,476     $1,381,476             -

  International Business Machines
   Corporation Common Stock
     - Acquisition Transactions        125     $  253,585
     - Disposal Transactions                                        63    $  177,195     $  138,561      $ 38,634

  Bankers Trust Large
   Capitalization Equity Index Fund
     - Acquisition Transactions        202     $  330,868
     - Disposal Transactions                                       138    $   89,271     $   76,036      $ 13,235



  * NOTE: Cumulative transactions involving an amount in excess of 5 percent of the value of plan assets.




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